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                     February 5, 2024

       Brian Capo
       Chief Accounting Officer
       Live Nation Entertainment, Inc.
       9348 Civic Center Drive
       Beverly Hills, CA 90210

                                                        Re: Live Nation
Entertainment, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-32601

       Dear Brian Capo:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services